Exhibit 3.1

AMENDMENT TO
AMENDED AND RESTATED BYLAWS OF
PLANTRONICS, INC.

The Amended and Restated Bylaws of Plantronics, Inc. are hereby amended as follows:
1.ARTICLE 3, Section 2 is hereby deleted and replaced in its entirety with the following:
“2. Number, Election and Term of Office
The authorized number of directors constituting the board of directors shall be from six (6) to eleven (11). The exact number of directors within the foregoing range shall be determined from time to time exclusively by resolution of the board of directors. No reduction of the authorized number of directors shall have the effect of removing any director before that director's term expires. Directors shall only be elected by stockholders at the annual meeting of the stockholders. Each director elected shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal as hereinafter provided.”
All other provisions of the Amended and Restated Bylaws shall remain in full force and effect.

Effective Date: July 2, 2018